Exhibit 99.1

Itaú Corpbanca Investor Relations

Itaú Corpbanca files 2019 Annual Report on Form 20-F

Santiago, Chile, April 24, 2019. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today that it filed its Annual Report on Form 20-F for the year ended December 31, 2019 with the United States Securities and Exchange Commission on April 24, 2020. The document is also available on the company’s corporate website at ir.itau.cl. Any shareholder may request a printed copy of the company’s complete audited consolidated financial statements, free of charge, by contacting Itaú Corpbanca’s investor relations department.

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia ‒Banco Corpbanca Colombia and Helm Bank‒ becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of February 29, 2020, according to the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero), Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10% market share. As of the same date, according to the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. Its market share by loans reached 4.1% as of February 29, 2020.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@corpbanca.cl